 **The Shift Film**
October 13 at 6:34 PM ·

"Get thee hence, Satan!"

The Shift takes a lot of it's cues from the Book of Job, but also from Matthew 4:1-11, in which Christ is tempted by the devil to in exchange for power and wealth.

This is the exact same temptation put before Kevin Garner at the end of the worst day of his life. In the short film, he refuses it. But his story is not done yet. There are greater trials and worse days to come.

Like Kevin, every day we are offered our own "kingdoms of the world," and sometimes we accept them. Christ, thankfully, did not. And so our hope is in Him and the greater glories and kingdoms He offers.

Seems like a message worth getting out there, doesn't it?

Watch the short film and learn more at angel.com/theshift





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THE CAR CRASH
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See the short film for the 1st (or 20th) time now at the link in our bio.
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2w
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OCTOBER 7
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 **The Shift Film**
September 1 · 🌐                                    •••

It's been an exciting few days as we've met with our partners at Angel Studios and the marketing team at Harmon Brothers to discuss all things The Shift and make big plans and plays for the future.

Did you know we are currently gauging interest in a third round of crowdfunding at angel.com/theshift ? It's true! Let us know that you'd like to invest and be the first to know if we open back up again.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



# The Shift

Movie | Offering: Reservation

**243**
BACKERS

**$320,955**
PLEDGED

Previous Rounds:

**1,656**
BACKERS

**$729,000**
RAISED

**EXPRESS INTEREST**



theshiftfilm · Following

theshiftfilm 😲😲 UPDATE: We're now at well over $300,000 pledged! Almost 250 people have told us that The Shift is an important film that takes filmmaking and faith seriously that they want to see up on the big screen.

The interest in a third round of crowdfunding is high, but we'd love to see even more support as we contemplate our decision to open investment back up. If you want to express your interest, go to angel.com/theshift It only takes a couple minutes!

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

#filmmaking #film #faith #theshiftfilm #crowdfunding #angelstudios #investment #scifi #thriller #movie #christian #spiritualwarfare

3w

_clintonwade But Mormons don't believe the Bible so...

24 likes

OCTOBER 4

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 **The Shift Film**
October 4 at 5:42 PM · 🌐

😲😲 UPDATE: We're now at well over $300,000 pledged! Almost 250 people have told us that The Shift is an important film that takes filmmaking and faith seriously that they want to see up on the big screen.

The interest in a third round of crowdfunding is high, but we'd love to see even more support as we contemplate our decision to open investment back up. If you want to express your interest, go to angel.com/theshift It only takes a couple minutes!

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

#filmmaking #film #faith #theshiftfilm #crowdfunding #angelstudios #investment #scifi #thriller #movie #christian #spiritualwarfare

# The Shift

Movie | Offering: Reservation

## 243
BACKERS

## $320,955
PLEDGED